Filed Pursuant To Rule 433

Registration No. 333-277837

March 10, 2026

BTC & IBIT: A Comparison

GRAYSCALE

The Grayscale Bitcoin Mini Trust ETF (Ticker: **BTC**) is designed for investors seeking cost-effective, long-term exposure to Bitcoin, offering the lowest* gross management fee in the U.S. spot Bitcoin market.

In a competitive landscape, Grayscale Bitcoin Mini Trust ETF (Ticker: BTC) and iShares Bitcoin Trust ETF (Ticker: IBIT) stand out as two of the largest and most widely traded spot Bitcoin Exchange Traded Products (ETPs). While both provide one-to-one, dollar-for-dollar exposure to spot Bitcoin through passive, index-based strategies (net of fees), a closer look at the underlying cost and trading metrics reveals meaningful differences.

Grayscale Bitcoin Mini Trust ETF ("BTC" or the "Fund"), an exchange traded product, is not registered under the Investment Company Act of 1940 (or the '40 Act) and therefore is not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds. Investing involves risk, including possible loss of principal. An investment in BTC is subject to a high degree of risk and heightened volatility. BTC is not suitable for an investor that cannot afford the loss of the entire investment. An investment in the Fund is not a direct investment in Bitcoin.

	BTC US Equity	IBIT US Equity
	Grayscale Bitcoin Mini Trust ETF	iShares Bitcoin Trust ETF
	BTC	IBIT
Sponsor:	Grayscale Investments	iShares Delaware Trust Sponsor
Listing Venue:	NYSE	NASDAQ
Bitcoin Index:	CoinDesk Price Index (XBX)	CME Bitcoin Reference Rate NY (BRRNY)
Index Methodology:	Real-Time	1 Hour Volume Weighted Avg. Price
Bitcoin Custodian:	Coinbase Custody Trust Company	Coinbase Custody Trust Company
Fund Assets (in $M)	$3,334.65	$50,113.86
Shares Outstanding	114,909,960	1,348,160,000
Net Asset Value (NAV)	$29.02	$37.17
Expense Ratio	**0.15%**	0.25%
30D Volume[1] (in Shares):	5,666,453	77,335,236
30D Volume[2] (in $):	$183,541,001	$3,256,813,517
30D Avg. Bid Ask Spread[3]:	$0.010	$0.010
30D Avg. Premium / Discount[4]:	0.03%	0.25%
30D Max Premium / Discount[5]:	0.07%	0.99%
30D Min Premium / Discount[6]:	-0.10%	-0.64%
Net Flows (since 1/2/2025)[7]:	$1,286.82	$24,557.44

Source: Grayscale and Bloomberg, L.P. as of 2/28/26. *Low cost based on gross expense ratio at 0.15%. Brokerage fees and other expenses may still apply. BTC and IBIT By The Numbers Lower Cost: BTC carries a 0.15% management fee versus 0.25% for IBIT, positioning it among the lowest-cost spot Bitcoin funds available. Tighter Tracking: BTC strives to maintain consistently tight premiums and discounts, minimizing average deviation from net asset value (NAV). Real-time Bitcoin Pricing: BTC leverages real-time Bitcoin pricing, whereas IBIT and other peers use a one-hour volume-weighted average price, supporting more timely pricing and tighter tracking to Bitcoin. For Investment Professional Use Only Why We Believe This Matters Management fees materially impact spot Bitcoin ETP returns for both short- and long-term investors, with effects showing up in days not years. Bid/offer spreads matter more for short holding periods, while expense ratios dominate costs over longer holding periods. Over medium- and long-term holding periods, management fees compound and can meaningfully erode returns, making lower-fee products more efficient vehicles for exposure. info@grayscale.com 866 775 0313

1. 30D Volume (in Shares) is the average daily volume, in shares, based on the trailing 30 trading days as of and inclusive of 2/28/26. 2. 30D Volume (in $) is the average daily volume, in notional value, based on the trailing 30 trading days as of and inclusive of 2/28/26. 3. 30D Avg. Bid Ask Spread is the average daily spread between bid and offer for the given ETP, based on the trailing 30 trading days as of and inclusive of 2/28/26. 4. 30D Avg. Premium / Discount is the absolute value of the daily premium and/or discount for the given ETP, on average, based on the trailing 30 trading days as of and inclusive of 2/28/26. 5. 30D Max Premium is the highest recorded positive value of observed premiums (when closing price vs. NAV is higher than zero) for the given ETP based on the trailing 30 trading days as of and inclusive of 2/28/26. 6. 30D Min Discount is the highest recorded negative value of observed discounts (when closing price vs. NAV is lower than zero) for the given ETP based on the trailing 30 trading days as of an inclusive of 2/28/26. 7. Net Flows is the total, aggregate dollar amount of net creations or redemptions since 1/1, as of 2/28/26. Grayscale Bitcoin Mini Trust ETF has filed a registration statement (including a prospectus) with the SEC for the offering referenced in this communication. Before investing, investors should carefully review the prospectus and other documents filed with the SEC for complete information about the Fund and the offering. These documents are available free of charge on the SEC’s website at www.sec.gov. Alternatively, the Fund or any authorized participant will provide a copy of the prospectus (when available) upon request by calling (833) 903-2211 or contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101. For prospectuses for all other third party funds, visit https://www.sec.gov/edgar/search/. *Lowest based on gross management fee of 0.15% as of 12/31/25. Brokerage fees and other expenses may still apply. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Fund. The value of the Fund relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. The Fund relies on third party service providers to perform certain functions essential to the affairs of the funds and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the Fund. Extreme volatility of trading prices that many digital assets have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Fund and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Fund depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. There is no certainty that an active trading market for shares will develop or be maintained which will adversely affect the liquidity of shares of the Fund. All content is original and has been researched and produced by Grayscale Investments Sponsors, LLC (“Grayscale”) unless otherwise stated herein. No part of this document may be reproduced in any form, or referred to in any other publication, without the express consent of Grayscale. This document should not be relied upon as research, investment advice, or a recommendation regarding any products, strategies, or any security in particular. This material is strictly for illustrative, educational, or informational purposes only and is subject to change. Foreside Fund Services, LLC is the Marketing Agent for the Fund. For use with Financial Professionals only, not for use with a retail audience.

Grayscale Bitcoin Mini Trust ETF (the "Fund") has filed a registration statement (including prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903-2211 or by contacting Foreside Fund Services, LLC, 190 Middle Street, Suite 310, Portland, Maine 04101.